Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

January 25, 2020

To:	To:
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report: Class Actions against Pelephone, Bezeq International and Yes - filing of appeal against ruling of December 9, 2019

Tel Aviv, Israel – January 25, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) announced today that further to Bezeq’s Immediate Reports dated November 28, 2013, May 6, 2015, July 29, 2015 and December 9, 2019 concerning petitions to approve class actions filed against the subsidiaries Pelephone Communications Ltd (“Pelephone”), Bezeq International Ltd (“Bezeq International”) and DBS Satellite Services (1998) Ltd (“Yes”) (the “Subsidiaries”) on the claim of discrimination of customers concerning tariffs by the Subsidiaries and the ruling handed down at the Tel-Aviv District Court that rejected all the petitions for approval, a Supplementary Immediate Report is hereby provided.

On January 23, 2020 Pelephone received notice of an appeal at the Supreme Court in Jerusalem against the ruling concerning rejection of the petition for approval of the class action against it. It should be noted that in the appeal Bezeq International and Yes, for whom further petitions for appeal had been rejected in that ruling, were attached as formal respondents.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.